FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: December 17th, 2003

Information furnished on this form:
- Press release concerning the adjustment of conversion prices of convertible bonds

(Translation)

December 17, 2003

Announcement of the adjustments of conversion prices

NEC Corporation ("NEC") today announced that, in connection with the issuance of new shares which was approved at the meeting of board of directors held on November 21, 2003, conversion prices of the following convertible bonds of NEC have been adjusted pursuant to the terms and conditions of each trust deed. The adjusted conversion prices of the convertible bonds are as follows:

1. Adjustments of conversion prices

Name of the bonds	Conversion price after adjustment	Conversion price before adjustment
	Yen	Yen
The unsecured 7th convertible bonds	1,896.30	1,962.90
The unsecured 10th convertible bonds	1,328.30	1,375.00
The unsecured 11th convertible bonds with 130% call option	3,098.10	3,207.00
The Euro Yen convertible bonds due 2010	1,669.40	1,730.00

2. Effective date

December 17, 2003